

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2010

Mail Stop 4631

<u>**Via U.S. mail**</u>

Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 West Temple Avenue, Suite 250
Pomona, CA 91768

Re: **General Environmental Management, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed on: December 18, 2009
File No.: 033-55254-38

Dear Mr. Koziol:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note you plan to dispose of your primary operating subsidiary, General Environmental Management. We further note you purchased all the outstanding capital stock of California Living Waters (CLW) in November 2009. It appears that CLW will be the continuing business after you dispose of General Environmental Management, Inc. We note you have not included audited and interim financial statements for CLW in your filing, which would be useful to your investors to assess the continuing operations. See the analogous guidance in Article 8-04(c)(4) of Regulation S-X.

2. Please revise your filing to present pro forma operating information for the two years ended December 31, 2008.

3. Please revise your filing to present a pro forma income statement for the latest fiscal year for California Living Waters (CLW) pursuant to paragraph B(2) of Rule 8-05 of Regulation S-X.

<u>Reasons for the Sale; Recommendation of the Company's Board of Directors, page 30</u>

4. We note disclosure on page 31 stating that one of the factors considered by the management and the board in deciding to approve the stock purchase agreement was the value of the consideration to be received by the company. We also note that there is no disclosure about a fairness opinion given by a financial advisor to help the board determine whether the consideration payable by Luntz is fair to the company's stockholders from a financial point of view. As applicable, please disclose why the board made the determination not to obtain a fairness opinion and how it concluded that the consideration was fair to the company's stockholders.

<u>Description of Luntz Acquisition (Delaware), LLC and PSC, LLC, page 51</u>

5. We note that you have not provided information about the buyer as required by Item 14(c)(1) of Schedule 14A, including financial statements for the latest two fiscal years and the applicable interim periods. Although this is a cash transaction, the transaction is subject to approval by the company's stockholders and there is no disclosure in the filing about the buyer's ability to comply with the terms of the stock purchase agreement. Please advise. For additional guidance, please see Instruction 2(a) to Item 14 of Schedule 14A and Question H.5 in the Third Supplement of Manual of Publicly Available Telephone Interpretations regarding proxy rules found in the Commission's website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

<u>Unaudited Pro Forma Consolidated Balance Sheet, page 70</u>

6. We note your pro forma adjustment 2(b) of $2.8 million and on page 73 you state the cash proceeds of $14 million were netted against certain items. Please revise your filing to present the reconciling items. Specifically, show a reconciliation starting with $14 million, the items being deducting and the ending balance of $2.8 million.

7. We note your pro forma adjustment 2(c) of $9.3 million and on page 73 you state this adjustment includes the transfer to Buyer of assets and liabilities with a net book value of $2.7 million as of September 30, 2009. Please revise your filing to present a reconciliation that agrees back to the $9.3 million presented.

Unaudited Pro Forma Consolidated Statements of Continuing Operations, page 72

8. Please revise your pro forma income statement to present income/(loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Specifically, please conclude your pro forma income statement at loss from continuing operations rather than net income/(loss). Refer to paragraph 5 to Article 11 of Regulation S-X for guidance. Please include footnote disclosure that calculates the gain or loss related to the disposal of General Environmental Management, Inc.

9. Please revise to present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statement of operations. Refer to paragraph 7 to Article 11 of Regulation S-X for guidance.

Pro forma Adjustments, page 73

10. You state on page 35 that the purchase price will be subject to a downward adjustment if the Net Working Capital amount is less than $0. If the transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations should be made which give effect to the range of possible results. Please refer to Rule 11-02 (b)(8) for guidance. Furthermore, please disclose the gain on sale calculations (1) assuming that you receive the full consideration of $14 million, and (2) assuming that you receive the smallest amount of proceeds deemed reasonably possible by management.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Timothy J. Koziol
General Environmental Management, Inc.
January 11, 2010
Page 4

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al
Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding
comments on the financial statements and related matters. Please contact Era Anagnosti,
Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729
with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Cc: Stanley Moskowitz, Esq.
   Via Facsimile at (858) 523-0444